Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                                      Millions of Dollars
                                                  ---------------------------
                                                  Three Months Ended March 31
                                                  1997                   1996
                                                  ---------------------------
                                                          (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                      $493                    881
  Distributions in excess of (less than)
    equity in earnings of less-than-
    fifty-percent-owned companies                   (5)                    17
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of
    subsidiary not previously deducted
    from income*                                    90                     83
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                                                  $578                    981
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                $ 59                     64
  Capitalized interest                               9                      8
  Preferred dividend requirements of
    subsidiary and capital trusts                   29                     10
  One-third of rental expense, net of
    subleasing income, for operating leases          9                      9
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                                                  $106                     91
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Ratio of Earnings to Fixed Charges                 5.5                   10.8
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*Includes amortization of capitalized interest totaling approximately
 $3 million and $2 million in 1997 and 1996, respectively.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended in 1994, and again in 1995. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings in both the first quarter of 1996 and the first quarter of 1997.